                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*
                               CAREADVANTAGE, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    14166N209
                                 (CUSIP Number)

                                 Robert J. Pures
       Senior Vice President - Administration, Chief Financial Officer and
            Treasurer Blue Cross and Blue Shield of New Jersey, Inc.
                              Three Penn Plaza East
                          Newark, New Jersey 07105-2200
                                 (201) 466-8500
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 30, 1996
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

      Check the following box if a fee is being paid with this statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 22 Pages)
                     (List of Exhibits is on Pages 8 and 20)

-----------------------

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                                             Page 2  of 22 Pages


                                  SCHEDULE 13D

CUSIP No. 14166N209

    1.     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                 Enterprise Holding Company, Inc. -  Fed. I.D. # 22-2708891

    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  / /

                                                                        (b)  / /

    3.     SEC USE ONLY

    4.     SOURCE OF FUNDS

                 OO

    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(D) OR 2(E)                                     / /

    6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                 New Jersey

    NUMBER OF         7.     SOLE VOTING POWER

      SHARES                       0

   BENEFICIALLY       8.    SHARED VOTING POWER

  OWNED BY EACH                   0

    REPORTING         9.    SOLE DISPOSITIVE POWER

   PERSON WITH                    0

                      10.   SHARED DISPOSITIVE POWER

                                  0

    11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 0

    12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    / /

    13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0

    14.    TYPE OF REPORTING PERSON

                 CO

                                                             Page 3  of 22 Pages

                                  SCHEDULE 13D

CUSIP No. 14166N209

    1.     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                 Blue Cross and Blue Shield of New Jersey, Inc. -
                 Fed. I.D. # 22-0999690

    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  / /

                                                                        (b)  /X/

    3.     SEC USE ONLY

    4.     SOURCE OF FUNDS

                 AF

    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(D) OR 2(E)                                     / /

    6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                 New Jersey

    NUMBER OF         7.     SOLE VOTING POWER

      SHARES                       13,375,083

   BENEFICIALLY       8.    SHARED VOTING POWER

  OWNED BY EACH                   25,528,282  See Item 5(a).

    REPORTING         9.    SOLE DISPOSITIVE POWER

   PERSON WITH                    13,375,083

                      10.   SHARED DISPOSITIVE POWER

                                  25,244,948  See Item 5(a).

    11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 13,375,083  See Item 5(a).

    12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                    /X/

    13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 48.6%    See Item 5(a).

    14.    TYPE OF REPORTING PERSON

                 CO

                                                             Page 4  of 22 Pages

NOTE: THE ENTIRE TEXT OF THIS SCHEDULE 13D, AS HEREBY AMENDED (THIS
      "STATEMENT"), OTHER THAN PREVIOUSLY FILED PAPER EXHIBITS, IS BEING RESTATED PURSUANT TO RULE 13D-2(C) UNDER THE EXCHANGE ACT.

ITEM 1.     SECURITY AND ISSUER.

            The securities to which this Statement relate are the shares of Common Stock, $.001 par value ("Common Stock"), of CareAdvantage, Inc. (the "Company"), a corporation incorporated under the laws of the State of Delaware. The principal executive offices of the Company are at Metropolitan Corporate Center 485-C, Route 1 South, Iselin, New Jersey 08830-3037.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a) The persons filing this Statement are Enterprise Holding Company, Inc., a corporation incorporated under the laws of the State of New Jersey ("EHC"), and EHC's sole shareholder, Blue Cross and Blue Shield of New Jersey, Inc., a health service corporation organized under the laws of the State of New Jersey ("BCBSNJ").

            As a result of EHC having acquired a security or power in connection with or as a participant in any transaction having the purpose or effect of changing or influencing the control of the Company, EHC may be deemed, as of the date this Statement was initially filed, to have been the beneficial owner of shares of Common Stock pursuant to Rule 13d-3(d)(1)(I) under the Exchange Act and a member of a "group" pursuant to Rule 13d-5(b)(1) under the Exchange Act. See Item 4. EHC has subsequently transferred its interest in any such security or power to BCBSNJ. See Items 3 and 5. Each of EHC and BCBSNJ disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other person, including any person who may be deemed to be part of any such group.

            (b) EHC is incorporated as a corporation under the laws of the State of New Jersey with its sole business address and office at Three Penn Plaza East, Newark, New Jersey 07105-2200. BCBSNJ is organized as a health service corporation under the laws of the State of New Jersey with its principal business address and office at Three Penn Plaza East, Newark, New Jersey 07105-2200.

            (c) EHC's sole business is a holding company. BCBSNJ conducts its business as a health service corporation pursuant to the law of the State of New Jersey.

            (d) During the last five years, neither EHC nor BCBSNJ has (I) been convicted in a criminal proceeding or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            As of the date on which this Statement was initially filed, the Company had not issued any shares of the Common Stock to either EHC or BCBSNJ. On February 22, 1996, EHC sold to CareAdvantage Health Systems, Inc., a corporation incorporated under the laws of the State of Delaware and wholly owned subsidiary of the Company ("CAHS"), all of the outstanding capital stock of Contemporary HealthCare Management, Inc., a corporation incorporated under the laws of the State of New Jersey ("CHCM") (the "CHCM Acquisition"). In connection with the CHCM Acquisition, CAHS issued to EHC an 8% Exchangeable Note dated February 22, 1996 in the principal amount of $3,600,000 (the "Note", a copy of which has previously been filed and incorporated herein by reference), which Note was accepted and agreed to by the Company. According to the terms of the Note, upon the effectiveness of an amendment to the certificate of incorporation of the Company (providing for, among other things, a 1-for-6 reverse split with respect to the Common Stock) (the "Charter Amendment"), subject to certain conditions, the Note would be automatically exchanged into that number of shares of Common Stock of the Company equal to not less than forty percent (40%) of the Common Stock on a fully-diluted basis, which, if such exchange was calculated as of February 22, 1996, would have equaled 80,250,496 (pre-reverse split) shares of Common Stock (the "EHC Exchange Shares").

            By instrument dated as of August 31, 1996, EHC transferred, as a dividend to BCBSNJ, all of EHC's right, title and interest in and to the Note (and under certain related agreements described in Item 4 of this Statement), together with corresponding liabilities, obligations and commitments. A copy of the instrument of assignment and assumption is attached as Exhibit 4 hereto and incorporated herein by reference.

                                                             Page 5  of 22 Pages


            The Company advised BCBSNJ on September 30, 1996 that the Charter Amendment had become effective as of the close of business on September 27 and that the other conditions precedent to exchange of the Note for the EHC Exchange Shares had been satisfied. Accordingly, BCBSNJ surrendered the Note, pursuant to its terms, on September 30, 1996 and received in exchange therefor 13,375,083 (post-reverse split) shares of Common Stock, representing forty percent (40%) of the Common Stock on a fully-diluted basis.

ITEM 4.     PURPOSE OF TRANSACTION.

            All of the shares of Common Stock of which EHC was, and BCBSNJ is, the beneficial owner for purposes of this Statement were purchased or acquired for investment purposes. Each of EHC and BCBSNJ disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other person, including any person who may be deemed to be part of a group.

            In connection with the CHCM Acquisition, EHC was issued the Note. Subject to certain conditions, the Note was exchangeable and required to be exchanged into the EHC Exchange Shares upon the approval by the requisite number of the Company's stockholders of an amendment to the Charter Amendment. The Note would become due and payable on June 30, 1998 in the event that the Note was not exchanged for Common Stock prior to such date. The Note was guaranteed by the Company and CHCM and was secured by substantially all of the assets of the Company, CAHS and CHCM. In addition, in the event that CW Ventures II, L.P., a limited partnership organized under the laws of the State of New York ("CW"), is issued additional shares of Common Stock pursuant to that certain 8% Exchangeable Note dated February 22, 1996 in the principal amount of $2,000,000 issued by CAHS and accepted and agreed to by the Company and made payable to CW (the "CW Note"), the Company would be required to issue to EHC additional shares of the Common Stock which, when aggregated with the EHC Exchange Shares, would equal up to 45% of the outstanding shares of the Common Stock of the Company on a fully-diluted basis.

            Simultaneously with the CHCM Acquisition and the issuance of the Note, CW purchased from the Company 23,419,204 (pre-reverse split) shares of Common Stock pursuant to the terms and conditions of a Securities Purchase Agreement dated as of February 22, 1996. In addition, CW was issued the CW Note by CAHS. The CW Note, by its terms, is exchangeable at any time by CW into that number of shares of Common Stock which would constitute 23 1/3% percent of the outstanding shares of Common Stock on a fully-diluted basis which, if such exchange was calculated as of February 22, 1996, would equal 46,799,980 (pre-reverse split) shares of Common Stock (the "CW Exchange Shares"). Subject to certain conditions, including any default thereunder, the CW Note is required to be exchanged (to the extent not previously exchanged) for CW Exchange Shares at maturity. In addition, in the event that certain sales and/or earnings targets for the Company's fiscal year ending October 31, 1996 are not met, the Company will be required to issue to CW that number of additional shares of Common Stock which would, in total, when aggregated with the CW Exchange Shares and the other shares of Common Stock otherwise issued or issuable to CW, equal to 45% of the outstanding shares of Common Stock on a fully-diluted basis. The CW Note will become due and payable on June 30, 1998 in the event that the CW
Note is not exchanged for Common Stock prior to such date. The CW Note is guaranteed by the Company and CHCM and is secured by substantially all of the assets of the Company, CAHS and CHCM.

            The Company, CAHS, CHCM, EHC, BCBSNJ and CW are parties to a certain letter agreement dated February 22, 1996 which sets forth the priority of CW, EHC and BCBSNJ with respect to certain assets of the Company, CAHS and CHCM, which assets secure, inter alia, the Note and the CW Note. Each of EHC and CW agreed to waive accrued interest otherwise payable with respect to the Note and the CW Note, respectively, upon exchange thereof for EHC Exchange Shares and CW Exchange Shares, respectively.

            In connection with its transfer of the Note to BCBSNJ as of August 31, 1996, EHC assigned all of its rights and obligations under the foregoing letter agreement to BCBSNJ. See Items 3 and 5.

            EHC, CW and the Company have also entered into the Stockholders' Agreement dated as of February 22, 1996 (the "Stockholders' Agreement", a copy of which has previously been filed and incorporated herein by reference). Pursuant to the Stockholders' Agreement, each of EHC and CW has agreed to vote all shares of Common Stock of the Company now owned or hereafter acquired by them to maintain a seven (7) person Board of Directors of the Company to be comprised of the following members: (i) two (2) nominees designated by CW; (ii) two (2) nominees designated by EHC; (iii) two (2) nominees designated by senior management of the Company acceptable to both EHC and CW; and (iv) one (1) non-Company employee nominee acceptable to both EHC and CW. The Stockholders' Agreement also prohibits the Company from taking any of the following actions without the consent of EHC or the EHC nominees on the Board of Directors of the
Company: (a) the merger, consolidation, or other combination of the Company with any other person or entity or the sale of substantially all of the assets of the Company; (b) the declaration or payment by the Company of any dividends or distributions in respect of the

                                                             Page 6  of 22 Pages


Company's capital stock; (c) any changes in the capital structure of the Company, including, without limitation, the issuance of any shares of capital stock of the Company or any securities convertible into or exchangeable or exercisable for shares of the capital stock of the Company, including, without limitation, any Common Stock, or the entering into of any commitments or agreements with respect to the foregoing; other than with respect to the issuance of Common Stock upon the exercise of outstanding warrants and options as of the date of the Stockholders' Agreement; (d) the incurrence of any indebtedness by the Company in the aggregate at any time outstanding in excess of Two Hundred Fifty Thousand Dollars ($250,000); (e) except to the extent otherwise specifically provided for in the Stockholders' Agreement, the Company entering into any material transaction with any affiliate of the Company; and
(f) the appointment or the replacement of the President and Chief Executive Officer of the Company. The Stockholders' Agreement also prohibits the Company from taking certain actions without the consent of CW or the CW nominees on the Board of Directors or the Company. In addition, the Company's Amended and Restated ByLaws provide that no action is permitted to be taken at any meeting of the Board of Directors or any committee thereof unless at least one director designated by CW and one director designated by EHC is participating.

            The Stockholders' Agreement also provides EHC and CW with pro rata rights of first refusal with respect to any proposed issuance by the Company of its debt or equity securities (other than through any public sale effected through a broker or a dealer or pursuant to a registered public offering under the Securities Act of 1933, as amended). In addition, each of EHC and CW has a right of first refusal with respect to any proposed transfer of Common Stock by the other party which exceeds 1% of the Company's total outstanding Common Stock (other than with respect to public sales and distributions of shares of Common Stock by CW to its partners in the ordinary course of business). The Stockholders' Agreement also provides CW with the right to purchase EHC's shares of Common Stock in the event that the Services Agreement dated as of February 22, 1996 among the Company, CAHS, CHCM and BCBSNJ is terminated under certain circumstances by BCBSNJ.

            In connection with its transfer of the Note to BCBSNJ as of August 31, 1996, EHC assigned all of its rights and obligations under the Stockholders' Agreement to BCBSNJ. See Items 3 and 5.

            Each of EHC, CW and the Company is a party to a Registration Rights Agreement dated as of February 22, 1996 (the "Registration Rights Agreement," a copy of which has previously been filed and incorporated herein by reference) pursuant to which (i) the Company is required to file a "shelf" registration statement with the Securities and Exchange Commission on or prior to June 30, 1996, and to use its best efforts to have such registration statement declared effective as soon thereafter as possible, covering, inter alia, the EHC Exchange Shares and the CW Exchange Shares; and (ii) each of EHC and CW is entitled to certain demand and piggyback registration rights.

            In connection with its transfer of the Note to BCBSNJ as of August 31, 1996, EHC assigned all of its rights and obligations under the Registration Rights Agreement to BCBSNJ. See Items 3 and 5.

            Except as set forth in this Item 4, neither EHC nor BCBSNJ has any present plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE COMPANY.
            (a) As of the date on which this Statement was initially filed, the Company had not issued any shares of the Common Stock to either EHC or BCBSNJ. On February 22, 1996, EHC sold to CAHS, all of the outstanding capital stock of CHCM. In connection with the CHCM Acquisition, CAHS issued the Note to EHC, which Note was accepted and agreed to by the Company. According to the terms of the Note, upon the effectiveness of the Charter Amendment (providing for, among other things, a 1-for-6 reverse split with respect to the Common Stock), subject to certain conditions, the Note would be automatically exchanged into the EHC Exchange Shares, representing that number of shares of Common Stock of the Company equal to not less than forty percent (40%) of the Common Stock on a fully-diluted basis, which, if such exchange was calculated as of February 22, 1996, would have equaled 80,250,496 (pre-reverse split) shares of Common Stock.

            By instrument dated as of August 31, 1996, EHC transferred, as a dividend to BCBSNJ, all of EHC's right, title and interest in and to the Note (and under certain related agreements described in Item 4 of this Statement), together with corresponding liabilities, obligations and commitments. A copy of the instrument of assignment and assumption is attached as Exhibit 4 hereto and incorporated herein by reference.

            The Company advised BCBSNJ on September 30, 1996 that the Charter Amendment had become effective as of the close of business on September 27 and that the other conditions precedent to exchange of the Note for the EHC Exchange Shares had been satisfied. Accordingly, BCBSNJ surrendered the Note, pursuant to its terms, on September 30, 1996 and received in exchange therefor 13,375,083 (post-reverse split) shares of Common Stock, representing forty percent (40%) of the Common Stock on a fully-diluted basis.

                                                             Page 7  of 22 Pages


            The aggregate number of shares of Common Stock and the percentage of outstanding shares of Common Stock (based upon (i) the approximately 10,858,244 shares of Common Stock outstanding prior to the consummation on September 30, 1996 of the exchange transaction herein described, (ii) the issuance to BCBSNJ of 13,175,083 shares of Common Stock as part of the exchange and (iii) an aggregate 7,966,664 additional shares of Common Stock issuable to CW as described in Note (1), below) beneficially owned by BCBSNJ and the persons who may be deemed to comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act, as of the close of business on September 30, 1996, are set forth below:

                                                  SHARES               PERCENTAGE OF
       NAME OF HOLDER                        BENEFICIALLY OWNED      OUTSTANDING SHARES
       --------------                        ------------------      ------------------
CW Ventures II, L.P. ...............             12,153,199(1)               33.7%
Blue Cross and Blue Shield
 of New Jersey, Inc. ...............             13,658,417(2)               48.6%

Total ..............................             25,528,282                  70.7%

------------------------

(1) Consists of 3,903,201 shares of Common Stock purchased by CW on February 22, 1996; 7,799,997 shares of Common Stock issuable upon exchange of the CW Note, as described in Item 4 of this Statement; 166,667 shares of Common Stock underlying warrants issued by the Company to CW on January 2, 1996; and 283,334 shares subject to a proxy to vote granted by Primedex Health Systems, Inc., a New York corporation and the former parent of the Company ("Primedex"), to the Board of Directors of the Company, two of whose members have been designated by CW pursuant to the Stockholders' Agreement dated as of February 22, 1996 (the "Stockholders' Agreement") by and among the Company, CW and BCBSNJ, as assignee of EHC. See Item 4.

(2) Consists of 13,375,083 shares of Common Stock acquired by BCBSNJ in exchange for the Note on September 30, 1996 and 283,334 shares subject to a proxy to vote granted by Primedex to the Board of Directors of the Company, two of whose members have been designated by BCBSNJ pursuant to the Stockholders' Agreement. BCBSNJ disclaims beneficial ownership of such 283,334 shares. See Item 4.

Each of EHC and BCBSNJ disclaims membership in a group with CW for the purpose of Section 13(d) of the Exchange Act or for any other purpose.

            (b) By virtue of the Stockholders' Agreement, BCBSNJ and CW may be deemed to have shared power to vote or direct the vote and shared power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by BCBSNJ. However, BCBSNJ disclaims membership in a group with CW for the purpose of Section 13(d) of the Exchange Act or for any other purpose.

            (c) By instrument dated as of August 31, 1996, EHC transferred, as a dividend to BCBSNJ, all of EHC's right, title and interest in and to the Note and under certain related agreements described in Item 4 of this Statement, together with corresponding liabilities, obligations and commitments. A copy of the instrument of assignment and assumption is attached as Exhibit 4 hereto and incorporated herein by reference.

            (d)   Not applicable.

            (e) By instrument dated as of August 31, 1996, EHC transferred, as a dividend to BCBSNJ, all of EHC's right, title and interest in and to the Note and under certain related agreements described in Item 4 of this Statement, together with corresponding liabilities, obligations and commitments. A copy of the instrument of assignment and assumption is attached as Exhibit 4 hereto and incorporated herein by reference. As a result of this transfer, EHC ceased to hold any interest in any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

                                                             Page 8  of 22 Pages

            Except as set forth in Item 4 above, neither EHC nor BCBSNJ has any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Company.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1. Copy of Stockholders' Agreement dated as of February 22, 1996 by and among the Company, EHC and CW (previously filed).

            2. Copy of $3,600,000 principal amount 8.0% Exchangeable Note dated February 22, 1996 issued by CAHS, a wholly-owned subsidiary of the Company, and accepted and agreed to by the Company, to EHC (previously filed).

            3. Copy of Registration Rights Agreement dated as of February 22, 1996 by and among the Company, EHC and CW (previously filed).

            4. Copy of Assignment and Assumption between EHC and BCBSNJ dated as of August 31, 1996.

                                                             Page 9  of 22 Pages


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  October 2, 1996
                                   ---------------------------------------------
                                                       (Date)

                                   ENTERPRISE HOLDING COMPANY, INC.

                                             /s/ Robert J. Pures
                                   ---------------------------------------------
                                   Name: Robert J. Pures
                                   Title: President

                                   BLUE CROSS AND BLUE SHIELD OF NEW
                                   JERSEY, INC.

                                             /s/ Robert J. Pures
                                   ---------------------------------------------
                                   Name: Robert J. Pures
                                   Title:Senior Vice President - Administration,
                                         Chief Financial Officer & Treasurer

                                                            Page 10  of 22 Pages

                                   APPENDIX A

                        INFORMATION REQUIRED BY ITEM 2 OF
            THE SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

            The following information is based on the knowledge of Enterprise Holding Company, Inc. and Blue Cross and Blue Shield of New Jersey, Inc., the entities filing this Schedule 13D:

            With Respect to the Directors and Executive Officers of Enterprise Holding Company, Inc. and Blue Cross and Blue Shield of New Jersey, Inc.

            1.    Mr. William J. Marino

                  (a)   Mr. Marino is a citizen of the United States of America.

                  (b) Mr. Marino's business address is Three Penn Plaza East, Newark, New Jersey 07105-2200.

                  (c) Mr. Marino is the Chairman and Chief Executive Officer of Enterprise Holding Company, Inc. ("EHC") and the President and Chief Executive Officer of Blue Cross and Blue Shield of New Jersey, Inc. ("BCBSNJ"). Mr. Marino also serves as a director of each of EHC and BCBSNJ.

                  (d) During the last five years, Mr. Marino has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. Marino has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            2.    Ms. Barbara Wright Bell

                  (a)   Ms. Bell is a citizen of the United States of America.

                  (b) Ms. Bell's business address is Three Penn Plaza East, Newark, New Jersey 07105- 2200.

                  (c)   Ms. Bell serves as a director of each of EHC and BCBSNJ.

                  (d) During the last five years, Ms. Bell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Ms. Bell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                            Page 11  of 22 Pages


            3.    Mr. Vincent J. Giblin

                  (a)   Mr. Giblin is a citizen of the United States of America.

                  (b) Mr. Giblin's business address is Three Penn Plaza East, Newark, New Jersey 07105-2200.

                  (c) Mr. Giblin is the Chairman of BCBSNJ. He also serves as a director of each of EHC and BCBSNJ.

                  (d) During the last five years, Mr. Giblin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. Giblin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            4.    Mr. Rocco J. Marano

                  (a)   Mr. Marano is a citizen of the United States of America.

                  (b) Mr. Marano's business address is Three Penn Plaza East, Newark, New Jersey 07105-2200.

                  (c) Mr. Marano serves as a director of each of EHC and BCBSNJ.

                  (d) During the last five years, Mr. Marano has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. Marano has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            5.    Mr. Robert J. Pures

                  (a)   Mr. Pures is a citizen of the United States of America.

                  (b) Mr. Pures' business address is Three Penn Plaza East, Newark, New Jersey 07105- 2200.

                  (c) Mr. Pures is the President and Treasurer of EHC and Senior Vice President- Administration, Chief Financial Officer and Treasurer of BCBSNJ. Mr. Pures also serves as a director of each of EHC and BCBSNJ.

                  (d) During the last five years, Mr. Pures has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. Pures has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which

                                                            Page 12  of 22 Pages


                        proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            6.    Ronald J. Riccio, Esq.

                  (a)   Mr. Riccio is a citizen of the United States of America.

                  (b) Mr. Riccio's business address is Three Penn Plaza East, Newark, New Jersey 07105-2200.

                  (c) Mr. Riccio serves as a director of each of EHC and BCBSNJ.

                  (d) During the last five years, Mr. Riccio has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. Riccio has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            7.    Mr. Leo J. Rogers, Jr.

                  (a)   Mr. Rogers is a citizen of the United States of America.

                  (b) Mr. Rogers' business address is Three Penn Plaza East, Newark, New Jersey 07105-2200.

                  (c) Mr. Rogers serves as a director of each of EHC and BCBSNJ.

                  (d) During the last five years, Mr. Rogers has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. Rogers has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            8.    Mr. James A. Skidmore, Jr.

                  (a) Mr. Skidmore is a citizen of the United States of America.

                  (b) Mr. Skidmore's business address is Three Penn Plaza East, Newark, New Jersey 07105-2200.

                  (c) Mr. Skidmore serves as a director of each of EHC and BCBSNJ.

                  (d) During the last five years, Mr. Skidmore has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                                                            Page 13  of 22 Pages


                  (e) During the last five years, Mr. Skidmore has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            9.    Susan Scholle Connor, Esq.

                  (a)   Ms. Connor is a citizen of the United States of America.

                  (b) Ms. Connor's business address is Three Penn Plaza East, Newark, New Jersey 07105-2200.

                  (c) Ms. Connor is the Secretary of EHC and Vice President, Secretary and General Counsel of BCBSNJ.

                  (d) During the last five years, Ms. Connor has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Ms. Connor has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            10.   Ms. Priscilla B. Anderson

                  (a) Ms. Anderson is a citizen of the United States of America.

                  (b) Ms. Anderson's business address is Three Penn Plaza East, Newark, New Jersey 07105-2200.

                  (c)   Ms. Anderson serves as a director of BCBSNJ.

                  (d) During the last five years, Ms. Anderson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Ms. Anderson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            11.   Mr. Lawrence R. Codey

                  (a)   Mr. Codey is a citizen of the United States of America.

                  (b) Mr. Codey's business address is Three Penn Plaza East, Newark, New Jersey 07105-2200.

                  (c)   Mr. Codey serves as a director of BCBSNJ.

                                                            Page 14  of 22 Pages


                  (d) During the last five years, Mr. Codey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. Codey has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            12.   Mr. Aristides W. Georgantas

                  (a) Mr. Georgantas is a citizen of the United States of America.

                  (b) Mr. Georgantas' business address is Three Penn Plaza East, Newark, New Jersey 07105-2200.

                  (c)   Mr. Georgantas serves as a director of BCBSNJ.

                  (d) During the last five years, Mr. Georgantas has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. Georgantas has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            13.   Mr. John G. Hansbury

                  (a) Mr. Hansbury is a citizen of the United States of America.

                  (b) Mr. Hansbury's business address is Three Penn Plaza East, Newark, New Jersey 07105-2200.

                  (c)   Mr. Hansbury serves as a director of BCBSNJ.

                  (d) During the last five years, Mr. Hansbury has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. Hansbury has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            14.   Mr. Alfred C. Koeppe

                  (a)   Mr. Koeppe is a citizen of the United States of America.

                  (b) Mr. Koeppe's business address is Three Penn Plaza East, Newark, New Jersey 07105-2200.

                  (c)   Mr. Koeppe serves as a director of BCBSNJ.

                                                            Page 15  of 22 Pages


                  (d) During the last five years, Mr. Koeppe has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. Koeppe has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            15.   Rev. Perry Simmons, Jr.

                  (a) Rev. Simmons is a citizen of the United States of America.

                  (b) Rev. Simmons' business address is Three Penn Plaza East, Newark, New Jersey 07105-2200.

                  (c)   Rev. Simmons serves as a director of BCBSNJ.

                  (d) During the last five years, Rev. Simmons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Rev. Simmons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            16.   Peter G. Stewart, Esq.

                  (a) Mr. Stewart is a citizen of the United States of America.

                  (b) Mr. Stewart's business address is Three Penn Plaza East, Newark, New Jersey 07105-2200.

                  (c)   Mr. Stewart serves as a director of BCBSNJ.

                  (d) During the last five years, Mr. Stewart has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. Stewart has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            17.   Ms. Carol A. Banks

                  (a)   Ms. Banks is a citizen of the United States of America.

                  (b) Ms. Banks' business address is Three Penn Plaza East, Newark, New Jersey 07105-2200.

                  (c) Ms. Banks is the Vice President - State Health Benefits Program of BCBSNJ.

                                                            Page 16  of 22 Pages


                  (d) During the last five years, Ms. Banks has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Ms. Banks has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            18.   Mr. Donald M. Curry

                  (a)   Mr. Curry is a citizen of the United States of America.

                  (b) Mr. Curry's business address is Three Penn Plaza East, Newark, New Jersey 07105-2200.

                  (c)   Mr. Curry is the Vice President - New Ventures of
                        BCBSNJ.

                  (d) During the last five years, Mr. Curry has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. Curry has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            19.   Mr. John J. Lynch

                  (a)   Mr. Lynch is a citizen of the United States of America.

                  (b) Mr. Lynch's business address is Three Penn Plaza East, Newark, New Jersey 07105-2200.

                  (c)   Mr. Lynch is the Vice President - Actuary of BCBSNJ.

                  (d) During the last five years, Mr. Lynch has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. Lynch has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            20.   Mr. Dennis F. Marco

                  (a)   Mr. Marco is a citizen of the United States of America.

                  (b) Mr. Marco's business address is Three Penn Plaza East, Newark, New Jersey 07105-2200.

                  (c) Mr. Marco is the Vice President - Marketing & Communications of BCBSNJ.

                                                            Page 17  of 22 Pages


                  (d) During the last five years, Mr. Marco has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. Marco has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            21.   Mr. Robert A. Marino

                  (a)   Mr. Marino is a citizen of the United States of America.

                  (b) Mr. Marino's business address is Three Penn Plaza East, Newark, New Jersey 07105-2200.

                  (c) Mr. Marino is the Vice President - Corporate & Major Accounts Market of BCBSNJ.

                  (d) During the last five years, Mr. Marino has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. Marino has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            22.   Michael R. McGarvey, M.D.

                  (a) Dr. McGarvey is a citizen of the United States of America.

                  (b) Dr. McGarvey's business address is Three Penn Plaza East, Newark, New Jersey 07105-2200.

                  (c) Dr. McGarvey is the Senior Vice President - Health Industry Services of BCBSNJ.

                  (d) During the last five years, Dr. McGarvey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Dr. McGarvey has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            23.   Mr. Robert E. Meehan

                  (a)   Mr. Meehan is a citizen of the United States of America.

                  (b) Mr. Meehan's business address is Three Penn Plaza East, Newark, New Jersey 07105-2200.

                                                            Page 18  of 22 Pages


                  (c) Mr. Meehan is the Vice President - Individual & Small Employer of BCBSNJ.

                  (d) During the last five years, Mr. Meehan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. Meehan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            24.   Ms. Pamela T. Miller

                  (a)   Ms. Miller is a citizen of the United States of America.

                  (b) Ms. Miller's business address is Three Penn Plaza East, Newark, New Jersey 07105-2200.

                  (c) Ms. Miller is the Vice President - Government, Strategic Planning and Quality Management of BCBSNJ.

                  (d) During the last five years, Ms. Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Ms. Miller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            25.   Ms. Nancy N. Minervini

                  (a) Ms. Minervini is a citizen of the United States of America.

                  (b) Ms. Minervini's business address is Three Penn Plaza East, Newark, New Jersey 07105-2200.

                  (c) Ms. Minervini is the Vice President - Health Care Finance of BCBSNJ.

                  (d) During the last five years, Ms. Minervini has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Ms. Minervini has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            26.   Mr. Joseph G. Rampone

                  (a) Mr. Rampone is a citizen of the United States of America.

                                                            Page 19  of 22 Pages


                  (b) Mr. Rampone's business address is Three Penn Plaza East, Newark, New Jersey 07105-2200.

                  (c) Mr. Rampone is the Vice President - Managed Operations of BCBSNJ.

                  (d) During the last five years, Mr. Rampone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Mr. Rampone has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            27.   Ms. Carole Czar Soldo

                  (a)   Ms. Soldo is a citizen of the United States of America.

                  (b) Ms. Soldo's business address is Three Penn Plaza East, Newark, New Jersey 07105-2200.

                  (c)   Ms. Soldo is the Vice President - Human Resources of
                        BCBSNJ.

                  (d) During the last five years, Ms. Soldo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Ms. Soldo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            28.   Stephen J. Fischl, M.D.

                  (a)   Dr. Fischl is a citizen of the United States of America.

                  (b) Dr. Fischl's business address is Three Penn Plaza East, Newark, New Jersey 07105-2200.

                  (c)   Dr. Fischl serves as a director of BCBSNJ.

                  (d) During the last five years, Dr. Fischl has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Dr. Fischl has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                            Page 20  of 22 Pages


                                  EXHIBIT INDEX

EXHIBIT                                                                     Page

1. Copy of Stockholders' Agreement dated as of February 22, 1996 by and among the Company, EHC and CW (previously filed)

2. Copy of $3,600,000 principal amount 8.0% Exchangeable Note dated February 22, 1996 issued by CAHS, a wholly-owned subsidiary of the Company, and accepted and agreed to by the Company, to EHC
      (previously filed)

3. Copy of Registration Rights Agreement dated as of February 22, 1996 by and among the Company, EHC and CW (previously filed)

4.    Copy of Assignment and Assumption between                              21
      EHC and BCBSNJ dated as of August 31, 1996